As filed with the Securities and Exchange Commission on August 6, 2003.

Registration No. 005-60945

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3 (RULE 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

IGN ENTERTAINMENT, INC.

(Name of the Issuer)

IGN ENTERTAINMENT, INC.

GHP ACQUISITION CORP.

CHRISTOPHER ANDERSON

MARK A. JUNG

KENNETH H. KELLER

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

449589 10 0

(CUSIP Number of Class of Securities)

Christopher Gaffney President GHP Acquisition Corp. c/o Great Hill Partners, LLC 1 Liberty Square Boston, Massachusetts 02109 (617) 790-9400	Mark A. Jung Chief Executive Officer IGN Entertainment, Inc. 3240 Bayshore Boulevard Brisbane, California 94005 (415) 508-2000

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

David F. Dietz, P.C. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Robert B. Dellenbach, Esq. Fenwick & West LLP 275 Battery Street, Suite 1500 San Francisco, California 94111 (415) 875-2300

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2),
Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934
(“the Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee
$29,717,380	$2,405

* This calculation is based upon 0.0000809 multiplied by transaction valuation shown above. For purposes of calculation of this fee only, this transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. For purposes of calculating the aggregate number of securities only, this number is based on (i) 2,270,750 shares of IGN common stock outstanding and owned by stockholders; and (ii) outstanding stock options and warrants to purchase an aggregate of 353,636 shares of IGN common stock (assuming that the effective date of the transaction will be August 31, 2003) which will be cashed out in the transaction. For purposes of calculating the per unit price, this price is based on the fact that (i) each outstanding share of common stock owned by stockholders will be converted into the right to receive $12.00 in cash, without interest, and (ii) each outstanding stock option and warrant to purchase shares of IGN common stock with a per share exercise price less than $12.00 will be converted into the right to receive a cash payment equal to (a) the difference between $12.00 and the per share exercise price for the shares of common stock subject to such stock option or warrant, multiplied by (b) the number of shares of common stock underlying each such stock option or warrant.

☒ Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,405

Form or Registration No.: Schedule 14A

Filing Party: IGN Entertainment, Inc.

Date Filed: May 30, 2003

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger agreement or the proposed merger, passed upon the merits or fairness of the proposed merger, or passed upon the adequacy or accuracy of the disclosure contained in the accompanying proxy statement. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by (i) IGN Entertainment, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“IGN”), (ii) GHP Acquisition Corp., a Delaware corporation wholly owned by entities affiliated with Great Hill Partners, LLC (“GHP”), (iii) Christopher Anderson, Chairman of IGN, (iv) Mark A. Jung, Chief Executive Officer of IGN and (v) Kenneth H. Keller, Vice President of Engineering.

This Schedule relates to the Agreement and Plan of Merger, dated as of May 2, 2003, by and between IGN and GHP (the “Merger Agreement”). Pursuant to the Merger Agreement, GHP will be merged with and into IGN, with IGN as the surviving entity (the “Merger”). Entities affiliated with Great Hill Partners, LLC own all outstanding shares of GHP common stock and have committed to purchase additional shares of GHP capital stock before the merger is completed and will then collectively own approximately 67.3% of GHP’s total outstanding capital stock. Messrs. Anderson, Jung and Keller have each committed to purchase shares of GHP common stock and preferred stock before the Merger is completed and will then own approximately 16.6%, 12.9% and 3.2%, respectively, of GHP’s total outstanding capital stock.

Concurrently with the filing of this Schedule, IGN is filing with the Securities and Exchange Commission a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of stockholders of IGN at which the stockholders of IGN will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and approve the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3)(A) and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference.

The information contained in this Schedule and/or the Proxy Statement concerning (i) IGN was supplied by IGN and no other filing person takes responsibility for the accuracy of such information and (ii) each other filing person was supplied by such filing person and IGN takes no responsibility for the accuracy of such information.

Item 1.    Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 2.    Subject Company Information.

(a)	Name and Address. The information set forth under the caption “Proposal One—Special Factors—The parties—IGN Entertainment, Inc.” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Securities. The information set forth under the caption “The Special Meeting—Who can vote; Quorum” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Trading Market and Price. The information set forth under the caption “Information About IGN—Market for Registrant’s common equity and related stockholder matters—Price range of our common stock” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)	Dividends. The information set forth under the caption “Information About IGN—Market for Registrant’s common equity and related stockholder matters—Dividend policy” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)	Prior Public Offerings. The information set forth under the caption “Proposal One—Special Factors—Prior public offerings” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(f)	Prior Stock Purchases. The information set forth under the caption “Proposal One—Special Factors—Prior stock purchases and other securities transactions” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 3.    Identity and Background of Filing Person.

(a)	Name and Address. The information set forth under the caption “Proposal One—Special Factors—The parties” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Business and Background of Entities. The information set forth under the caption “Proposal One—Special Factors—The parties” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Business and Background of Natural Persons. The information required by this item with respect to Christopher Anderson, Mark Jung and Kenneth Keller is set forth under the captions “Proposal One—Special Factors—The parties—The Continuing Stockholders,” “Directors and Executive Officers of IGN” and “Proposal One—Special Factors—The parties—Executive officers and directors of the parties—GHP Acquisition Corp.” of the Proxy Statement and is incorporated by reference pursuant to General Instruction F to Schedule 13E-3. The information required by this item with respect to GHP is set forth under the captions “Proposal One—Special Factors—The parties—Executive officers and directors of the parties—GHP Acquisition Corp.” of the Proxy Statement and is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 4.    Terms of the Transaction.

(a)(2)	Material Terms. The information set forth under the captions “Summary Term Sheet,” “Proposal One—Special Factors,” including “—Purpose and reasons for the merger—IGN’s reasons for the merger,” “—Purpose and reasons for the merger—GHP Acquisition Corp.’s reasons for the merger,” “—Purpose and reasons for the merger—The Continuing Stockholders’ reasons for the merger,” “Proposal One—Special Factors—Certain effects of the merger,” “—Material U.S. federal income tax consequences” and “—Accounting treatment of the merger,” “The Merger Agreement” and “The Special Meeting—Vote required” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Different Terms. The information set forth under the captions “Proposal One—Risk Factors—Our officers and directors have different interests from yours,” “Proposal One—Special Factors— Interests of our directors and executive officers in the merger” and “Proposal One—Special Factors—Certain relationships between GHP Acquisition Corp. and the Continuing Stockholders” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)	Appraisal Rights. The information set forth under the caption “Dissenters’ Rights of Appraisal” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)	Provisions for Unaffiliated Security Holders. The information set forth under the caption “Proposal One—Special Factors—Provisions for unaffiliated securityholders” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth under the captions “Proposal One—Special Factors—Transactions and relationships between IGN and Great Hill Partners LLC and its affiliates” and “Proposal One—Special Factors—Certain relationships between GHP Acquisition Corp. and the Continuing Stockholders” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Significant Corporate Events. The information set forth under the caption “Proposal One—Special Factors—Background of the merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Negotiations or Contacts. The information set forth under the caption “Proposal One—Special Factors—Background of the merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth under the caption “Proposal One—Special Factors—Transactions and relationships between IGN and Great Hill Partners LLC and its affiliates—Voting agreements,” “Proposal One—Special Factors—Certain relationships between GHP Acquisition Corp. and the Continuing Stockholders—Voting agreements” and “Proposal One—Special Factors—Interests of our directors and executive officers in the merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information set forth under the captions “Proposal One—Special Factors—Certain effects of the merger” and “The Merger Agreement—Payment for shares; Procedures for surrender of certificates” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c) (1) -	(8) The information set forth under the captions “Summary Term Sheet,” “Proposal One—Special Factors—Company history,” “Proposal One—Special Factors—Background of the merger,” “Proposal One—Special Factors—Executive officers and directors of the parties,” “Proposal One—Special Factors—Purpose and reasons for the merger—IGN’s reasons for the merger,” “Proposal One—Special Factors—Purpose and reasons for the merger—GHP Acquisition Corp.’s reasons for the merger,” “Proposal One—Special Factors—Purpose and reasons for the merger—The Continuing Stockholders’ reasons for the merger,” “Proposal One—Special Factors—Certain effects of the merger” and “Proposal One—Special Factors—Plans for the IGN after the merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 7.    Purposes, Alternatives, Reasons and Effects.

(a)	Purposes of the Merger. The information set forth under the captions “Proposal One—Special Factors—Fairness of the merger; Recommendation of the special committee of our board of directors,” ”Proposal One—Special Factors—Recommendation of our board of directors,” ”Proposal One—Special Factors—Purpose and reasons for the merger,” “Proposal One—Special Factors—Purpose and reasons for the merger—IGN’s reasons for the merger,” “Proposal One—Special Factors—Purpose and reasons for the merger—GHP Acquisition Corp.’s reasons for the merger” and “Proposal One—Special Factors—Purposes and reasons for the merger—The Continuing Stockholders’ reasons for the merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Alternatives. The information set forth under the captions “Proposal One—Special Factors—Company history,” “Proposal One—Special Factors—Background of the merger,” “Proposal One—Special

Factors—Fairness of the merger; Recommendation of the special committee of our board of directors,” “Proposal One—Special Factors—Recommendation of our board of directors,” and “Proposal One—Special Factors— Purpose and reasons for the merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Reasons. The information set forth under the captions “Proposal One—Special Factors—Background of the merger,” “Proposal One—Special Factors—Fairness of the merger; Recommendation of the special committee of our board of directors,” ”Proposal One—Special Factors—Recommendation of our board of directors,” ”Proposal One—Special Factors—Purpose and reasons for the merger,” “Proposal One—Special Factors—Purpose and reasons for the merger—IGN’s reasons for the merger,” “Proposal One— Special Factors—Purpose and reasons for the merger—GHP Acquisition Corp.’s reasons for the merger” and “Proposal One—Special Factors—Purpose and reasons for the merger—The Continuing Stockholders’ reasons for the merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)	Effects. The information set forth under the captions “Proposal One—Special Factors—Certain effects of the merger,” “Proposal One—Special Factors—Interests of our directors and executive officers in the merger” and “Proposal One—Special Effects—Material U.S. federal income tax consequences” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 8.    Fairness of the Transaction.

(a)	Fairness. The information set forth under the captions “Proposal One—Special Factors—Fairness of the merger; Recommendation of the special committee of our board of directors,” “Proposal One—Special Factors—Recommendation of our board of directors” and “Proposal One—Special Factors—GHP Acquisition Corp.’s and the Continuing Stockholders’ position as to the fairness of the merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Factors Considered in Determining Fairness. The information set forth under the captions “Proposal One—Special Factors—Fairness of the merger; Recommendation of the special committee of our board of directors,” “Proposal One—Special Factors—Recommendation of our board of directors” and “Proposal One—Special Factors—GHP Acquisition Corp.’s and the Continuing Stockholders’ position as to the fairness of the merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Approval of Security Holders. The information set forth under the caption “The Special Meeting—Vote required” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)	Unaffiliated Representative. The information set forth under the captions “Summary Term Sheet,” “Proposal One—Special Factors—Background of the merger,” “Proposal One—Special Factors—Fairness of the merger; Recommendation of the special committee of our board of directors” and “Proposal One—Special Factors—Recommendation of our board of directors” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)	Approval of Directors. The information set forth under the caption “Proposal One—Special Factors—Recommendation of our board of directors” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(f)	Other Offers. The information set forth under the caption “Proposal One—Special Factors—Company history,” “Proposal One—Special Factors—Background of the merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

(a)	Report, Opinion, or Appraisal. The information set forth under the captions “Summary Term Sheet,” “Proposal One—Special Factors—Opinion of financial advisor to the special committee and our board of directors” and “Proposal One—Special Factors—Unaudited financial projections” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth under the captions “Proposal One—Special Factors—Opinion of financial advisor to the special committee and our board of directors” and “Proposal One—Special Factors—Fees and expenses” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Availability of Documents. The information set forth under the captions “Proposal One—Special Factors—Opinion of financial advisor to the special committee and our board of directors” and “Where You Can Find More Information” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 10.    Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds. The information set forth under the caption “Proposal One—Special Factors—Source and amount of funds; Financing for the merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Conditions. The information set forth under the caption “Proposal One—Special Factors—Source and amount of funds; Financing for the merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Expenses. The information set forth under the caption “Proposal One—Special Factors—Fees and expenses” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)	Borrowed Funds. The information set forth under the caption “Proposal One—Special Factors—Source and amount of funds; Financing for the merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 11.    Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Securities Transactions. The information set forth under the caption “Proposal One—Special Factors—Prior stock purchases and other securities transactions” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 12.    The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions “The Special Meeting—Vote required” and “Proposal One—Special Factors—Purpose and reasons for the merger—The Continuing Stockholders’ reasons for the merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)	Recommendations of Others. The information set forth under the captions “Proposal One—Special Factors—Fairness of the merger; Recommendation of the special committee of our board of directors,” “Proposal One—Special Factors—Transactions and relationships between IGN and Great Hill Partners LLC and its affiliates—Voting agreements,” “Proposal One—Special Factors—Certain relationships between GHP Acquisition Corp. and the Continuing Stockholders—Voting agreements” and “Proposal One—Special Factors—Recommendation of our board of directors” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 13.    Financial Statements.

(a)	Financial Information. The information set forth under the caption “Information About IGN” of the Proxy Statement and the financial statements and accompanying notes beginning on Page F-1 of the Proxy Statement are incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Pro Forma Information. No pro forma information giving effect to the proposed merger is provided because the filing persons do not believe such information is material to stockholders in evaluating the proposed merger since (1) the proposed merger consideration is all cash, (2) there are no conditions to financing, and (3) if the proposed merger is completed, the common stock of IGN would cease to be publicly traded.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth under the caption “Proposal One—Special Factors—Fees and expenses” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 15.    Additional information.

(b)	Other Material Information. None.

Item 16.    Exhibits.

(a)(2)	Copy of Notice of Special Meeting of Stockholders, incorporated by reference to Schedule 14A filed by IGN Entertainment, Inc. on August 6, 2003.

(a)(3)(A)	Definitive Proxy Statement, incorporated by reference to Schedule 14A filed by IGN Entertainment, Inc. on August 6, 2003.

(a)(3)(B)	Form of Proxy Card to be sent to stockholders filed on August 6, 2003 along with Exhibit (a)(3)(A), incorporated by reference to Schedule 14A filed by IGN Entertainment, Inc. on August 6, 2003.

(a)(4)	Not applicable

(a)(5)	Press Release issued by IGN Entertainment, Inc. dated May 5, 2003, incorporated by reference to Schedule 14A Information Statement filed pursuant to Rule 14a-12 by IGN Entertainment, Inc. on May 5, 2003.

(b)	Not applicable.

(c)	Opinion of Alliant Partners dated May 1, 2003 (included as Appendix B to the Proxy Statement, which is filed herewith as Exhibit (a)(3)(A)).

(d)(1)	Agreement and Plan of Merger dated as of May 2, 2003 by and among GHP Acquisition Corp., and IGN Entertainment, Inc. (included as Appendix A to the Proxy Statement, which is filed herewith as Exhibit (a)(3)(A)).

(d)(2)	Voting Agreement dated as of May 2, 2003 by and between Mark A. Jung and GHP Acquisition Corp. incorporated by reference from Exhibit 2.03 of the Form 8-K filed by IGN Entertainment, Inc. on May 5, 2003.

(d)(3)	Voting Agreement dated as of May 2, 2003 by and between Christopher Anderson and GHP Acquisition Corp. incorporated by reference from Exhibit 2.02 to the Form 8-K filed by IGN Entertainment, Inc. on May 5, 2003.

(d)(4)	The information set forth in the Proxy Statement, incorporated by reference to the Proxy Statement, which is filed herewith as Exhibit (a)(3)(A), under the caption “Proposal One—Special Factors—Interests of our directors and executive officers in the merger—Voting agreements.”

(f)	Dissenter’s rights of appraisal are described under the caption “Dissenters’ Rights of Appraisal” in Exhibit (a)(3)(A) and set forth in Appendix C and Appendix D to the Proxy Statement, which is filed herewith as Exhibit (a)(3)(A).

(g)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IGN ENTERTAINMENT, INC., a Delaware corporation

By:	/s/ MARK A. JUNG Name: Mark A. Jung Title: Chief Executive Officer Date: August 6, 2003

GHP ACQUISITION CORP., a Delaware corporation

By:	/s/ MICHAEL A. KUMIN Name: Michael A. Kumin Title: Secretary Date: August 6, 2003

/s/ CHRISTOPHER ANDERSON Name: Christopher Anderson Date: August 6, 2003

/s/ MARK A. JUNG Name: Mark A. Jung Date: August 6, 2003

/s/ KENNETH H. KELLER Name: Kenneth H. Keller Date: August 6, 2003